                                  Exhibit 99.5
                  Exhibit (a)(1)(D) to Schedule TO as amended
            Letter to Preferred Shareholders dated November 4, 2003

Dear Preferred Shareholder :

In our letter to you of November 4, 2003, we stated that we "intend to file and seek effectiveness of a registration statement for the resale of the shares of common stock underlying the converted or exchanged Series A preferred stock." In furtherance of this statement, we are committed to filing this registration statement within 30 days of the close of the Offer of Conversion.

As always, should you have any questions, please feel free to contact me directly at 201-236-9311 ext. 211 or by e-mail at MLEVIN@MEDIASCIENCES.COM .

Sincerely,

Michael W. Levin
President and CEO

Date :   November 4, 2003